UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-50621

                           NOTIFICATION OF LATE FILING
                           ---------------------------

(Check One):


|X|  Form 10-K        |_|  Form 11-K        |_| Form 20-F        |_| Form 10-Q


     For Period Ended:  December 31, 2007


|_|  Transition Report on Form 10-K         |_|  Transition Report on Form 10-Q


|_|  Transition Report on Form 20-F         |_|  Transition Report on Form N-SAR


|_|  Transition Report on Form 11-K


     For Transition Period Ended:_______________________________________________



Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


________________________________________________________________________________


________________________________________________________________________________

________________________________________________________________________________

Part I - Registrant Information
________________________________________________________________________________

Full Name of Registrant: LOGICA HOLDINGS, INC.
                        ________________________________________________________

Former Name if Applicable:
                          ______________________________________________________

Address of Principal Executive Office (Street and Number): 82 Avenue Road
                                                          ______________________

City, State and Zip Code:  Toronto, Ontario, Canada M5R 2H2
                         _______________________________________________________


________________________________________________________________________________

Part II - Rule 12b-25(b) and (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
     |X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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


________________________________________________________________________________

Part III - Narrative
________________________________________________________________________________

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant could not file the Form 10-K within the prescribed time because Registrant recently changed auditors, and the new auditors need additional time to review the Company's financial statements for the period in question.

________________________________________________________________________________

Part IV - Other Information
________________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

                Enzo Taddei                 (416)                  929-5798
         _______________________________________________________________________
                  (Name)                 (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                           |_|   Yes                 |X|    No

         The Registrant filed the following periodic reports late during the preceding 12 months: *
              Form 10-KSB for the fiscal year ended 12/31/06
         *    Form 10-QSB for the fiscal quarter ended 3/31/07

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           |X|   Yes                 |_|    No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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

         During the year ending on December 31, 2007, Registrant closed a reverse merger transaction and disposed of certain divisions of its business. The Registrant's earnings statements to be included in the Registrant's Form 10-K for the year ended December 31, 2007 will reflect revenue in the amount of approximately $219,000, and significant losses resulting from a charge related to the impairment of goodwill and the impairment of certain intangible assets. The foregoing numbers cannot be precisely quantified at this point in time because the audit with respect thereto has not yet been completed.







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




                              LOGICA HOLDINGS, INC.
                  ____________________________________________
                  (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31st, 2008                  By: /s/  Enzo Taddei
                                             ___________________________________
                                             Name:      Enzo Taddei
                                             Title:     Chief Financial Officer










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